

Mail Stop 3233

November 3, 2015

Via Email
Mr. Robin N. Lowe
Chief Financial Officer
Altisource Residential Corporation
402 Strand Street
Frederiksted, USVI 00840-3531

> **Re: Altisource Residential Corporation**
> **Form 10-K**
> **Filed March 2, 2015**
> **File No. 001-35657**

Dear Mr. Lowe:

We have reviewed your October 9, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 25, 2015 letter.

Note 2. Summary of significant accounting policies

Residential Properties, page F-12

1.   We note your response to comment four and that you update the fair value estimate of each property at least every 180 days by obtaining a new BPO. Upon acquisition of real estate, please tell us if there are situations where you do not have an earlier BPO to use for comparison and tell us how often these situations have occurred. To the extent this situation does occur, please revise your disclosure to address how you validate the brokers' valuation of real estate. Please provide an example of your proposed disclosure, if applicable.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann at (202) 551-3207 or Sonia Barros at (202) 551-3655 with any other questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities